Filed by Two Harbors
Investment Corp. pursuant to
Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Capitol Acquisition Corp.
Commission File No. for the Related Registration Statement: 333-160199

CAPITOL ACQUISITION CORP.

509 7TH STREET, N.W.

WASHINGTON, D.C. 20004

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF CAPITOL ACQUISITION CORP.

TO BE HELD ON OCTOBER 26, 2009

To the Stockholders of Capitol Acquisition Corp.:

NOTICE IS HEREBY GIVEN that the special meeting of stockholders of Capitol Acquisition Corp., a Delaware corporation (“Capitol”), will be held at 10:00 a.m. eastern time, on October 26, 2009, at the offices of Graubard Miller, Capitol’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174. You are cordially invited to attend the meeting, which will be held for the following purposes:

(1) to consider and vote upon separate proposals to amend Capitol’s amended and restated certificate of incorporation to allow Capitol to complete the merger with Two Harbors Merger Corp., a Delaware corporation (“Merger Sub Corp.”) and a wholly-owned subsidiary of Two Harbors Investment Corp., a Maryland corporation (“Two Harbors”), even though (i) Capitol will ultimately be acquired by Two Harbors, (ii) neither Two Harbors nor Merger Sub Corp. is an operating business, (iii) the fair market value of Two Harbors and Merger Sub Corp. on the date of the transaction is less than 80% of the balance of Capitol’s trust account, (iv) the transaction will not be approved by disinterested independent directors and (v) Capitol will not be receiving a fairness opinion from an independent investment banking firm that the transaction is fair to public stockholders from a financial point of view — we refer to these proposals collectively as the “initial charter proposals”;

(2) to consider and vote upon a proposal to (i) adopt the Agreement and Plan of Merger, dated as of June 11, 2009, as amended as of August 17, 2009 and September 20, 2009 (“Merger Agreement”), among Capitol, Merger Sub Corp., Two Harbors and Pine River Capital Management L.P., a Delaware limited partnership (“Pine River”) and the sole stockholder of Two Harbors, which, among other things, provides for the merger of Merger Sub Corp. with and into Capitol, with Capitol being the surviving entity and becoming a wholly-owned subsidiary of Two Harbors, and (ii) approve the business combination contemplated by the Merger Agreement — this proposal is referred to as the “merger proposal”;

(3) to consider and vote upon separate proposals to approve the following differences between the charter of Two Harbors and Capitol’s current amended and restated certificate of incorporation: (i) the name of the new public entity will be “Two Harbors Investment Corp.” as opposed to “Capitol Acquisition Corp.”; (ii) Two Harbors has 450,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock and may increase or decrease such amounts without stockholder approval, as opposed to Capitol having 75,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock and not being able to increase or decrease such amounts without stockholder approval; (iii) Two Harbors’ corporate existence is perpetual as opposed to Capitol’s corporate existence terminating on November 8, 2009; (iv) Two Harbors’ board of directors is not classified as opposed to Capitol’s which is classified; (v) Two Harbors’ charter does not include the various provisions applicable only to specified purpose acquisition corporations that Capitol’s amended and restated certificate of incorporation contains; (vi) Two Harbors’ charter includes a provision that will assist Two Harbors in qualifying to be treated as a real estate investment trust (“REIT”) commencing with Two Harbors’ taxable year ending December 31, 2009, which provision is not included in Capitol’s amended and restated certificate of incorporation; this provision prevents stockholders or other persons from transferring, acquiring or holding Two Harbors stock if, as a result, (a) Two Harbors’ stock will not be beneficially owned by 100 or more persons, (b) more than 50% of the value of the outstanding shares of stock will be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities), (c) any person will own more than 9.8% in value or in number of shares, whichever is more restrictive, of Two Harbors common stock, after applying certain attribution rules and subject to certain exceptions, or (d) any person will own more than 9.8% in value or in number of shares, whichever is more restrictive, of Two Harbors stock, after applying certain attribution rules and subject to certain exceptions; and (vii) Two Harbors’ charter includes a provision that provides that Two Harbors’ board of directors may revoke or otherwise terminate Two Harbors’ REIT election, without approval of Two Harbors’ stockholders, if it determines that it is no longer in Two Harbors’ best interests to continue to qualify as a REIT, which provision is not included in Capitol’s amended and restated certificate of incorporation — we refer to these proposals collectively as the “secondary charter proposals”; and

(4) to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Capitol is not authorized to consummate the merger — this proposal is referred to as the “adjournment proposal.”

These items of business will be more fully described in the definitive proxy statement/prospectus to be delivered to you in the coming days, which you are encouraged to read in its entirety before voting. Only holders of record of Capitol common stock at the close of business on September 24, 2009 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

Capitol’s officers, directors and stockholders prior to Capitol’s initial public offering have agreed to vote any shares of Capitol common stock they purchase after the initial public offering in favor of the proposals being presented at the special meeting.

After careful consideration, Capitol’s board of directors has determined that the proposals are fair to and in the best interests of Capitol and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the approval of all of the proposals.

The approval of the initial charter proposals and the merger proposal is a condition to the consummation of the merger discussed above. Under the Merger Agreement, the approval of the secondary charter proposals is not a condition to the consummation of the merger and the vote on such proposal will not impact whether the merger is consummated.

All Capitol stockholders are cordially invited to attend the special meeting in person. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record of Capitol common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker or bank.

A complete list of Capitol stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of Capitol for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the proxy card to be mailed with the definitive proxy statement/prospectus as soon as possible in the envelope provided with such definitive proxy statement/prospectus. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

October 6, 2009	By Order of the Board of Directors

Mark D. Ein
Chairman of the Board

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED INTO A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF CAPITOL’S INITIAL PUBLIC OFFERING (“IPO”) ARE HELD. YOU MUST AFFIRMATIVELY VOTE AGAINST THE MERGER PROPOSAL AND DEMAND THAT CAPITOL CONVERT YOUR SHARES INTO CASH NO LATER THAN THE CLOSE OF THE VOTE ON THE MERGER PROPOSAL TO EXERCISE YOUR CONVERSION RIGHTS. IN ORDER TO CONVERT YOUR SHARES, YOU MUST TENDER YOUR STOCK TO CAPITOL’S STOCK TRANSFER AGENT PRIOR TO THE SPECIAL MEETING OF CAPITOL STOCKHOLDERS. YOU MAY TENDER YOUR STOCK BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL HAVE ADDITIONAL INFORMATION ON THE PROCEDURES FOR PROPERLY EXERCISING CONVERSION RIGHTS.

CAPITOL ACQUISITION CORP.

509 7TH STREET, N.W.

WASHINGTON, D.C. 20004

NOTICE OF SPECIAL MEETING OF WARRANTHOLDERS

OF CAPITOL ACQUISITION CORP.

TO BE HELD ON OCTOBER 26, 2009

To the Warrantholders of Capitol Acquisition Corp.:

NOTICE IS HEREBY GIVEN that the special meeting of warrantholders of Capitol Acquisition Corp., a Delaware corporation (“Capitol”), will be held at 10:00 a.m. eastern time, on October 26, 2009, at the offices of Graubard Miller, Capitol’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174. You are cordially invited to attend the meeting, which will be held for the following purposes:

(1) to consider and vote upon separate proposals to amend certain terms of the Warrant Agreement, dated as of November 8, 2007, between Capitol and Continental Stock Transfer & Trust Company which governs the terms of Capitol’s outstanding warrants, in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 11, 2009, as amended as of August 17, 2009 and September 20, 2009 (“Merger Agreement”), among Capitol, Two Harbors Investment Corp., a Maryland corporation (“Two Harbors”), Two Harbors Merger Corp., a Delaware corporation (“Merger Sub Corp.”) and a wholly-owned subsidiary of Two Harbors, and Pine River Capital Management L.P., a Delaware limited partnership (“Pine River”) and the sole stockholder of Two Harbors, which, among other things, provides for the merger of Merger Sub Corp. with and into Capitol with Capitol being the surviving entity and becoming a wholly-owned subsidiary of Two Harbors. The amendments to the Warrant Agreement will provide that (i) the exercise price of Capitol’s warrants will be increased to $11.00 per share, (ii) the expiration date of the warrants will be extended from November 7, 2012 to November 7, 2013 and (iii) a holder’s ability to exercise warrants will be limited to ensure that such holder’s Beneficial Ownership or Constructive Ownership as defined in Two Harbors’ charter does not exceed the restrictions contained in the charter limiting the ownership of shares of Two Harbors’ common stock — we refer to these proposals collectively as the “warrant amendment proposals”;

(2) to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Capitol is not authorized to consummate any of the warrant amendment proposals —this proposal is referred to as the “adjournment proposal.”

These items of business will be more fully described in the definitive proxy statement/prospectus to be delivered to you in the coming days, which you are encouraged to read in its entirety before voting. Only holders of record of Capitol warrants at the close of business on September 24, 2009 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

The approval of each of the warrant amendment proposals is a condition to the consummation of the merger discussed above. Capitol’s officers, directors and stockholders prior to Capitol’s initial public offering, as well as Pine River, have executed lockup agreements whereby such parties have agreed to vote in favor of the warrant amendment proposals at the special meeting.

After careful consideration, Capitol’s board of directors has determined that the proposals are fair to and in the best interests of Capitol and its warrantholders and unanimously recommends that you vote or give instruction to vote “FOR” the approval of all of the proposals.

All Capitol warrantholders are cordially invited to attend the special meeting in person. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the proxy card to be mailed with the definitive proxy statement/prospectus as soon as possible in the envelope provided with such definitive proxy statement/prospectus. If you are a warrantholder of record of Capitol, you may also cast your vote in person at the special meeting. If your warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your warrants or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the warrant amendment proposals.

A complete list of Capitol warrantholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of Capitol for inspection by warrantholders during ordinary business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of warrants you own. Whether you plan to attend the special meeting or not, please sign, date and return the proxy card to be mailed with the definitive proxy statement/prospectus as soon as possible in the envelope provided with such definitive proxy statement/prospectus. If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the warrants you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

October 6, 2009	By Order of the Board of Directors

Mark D. Ein
Chairman of the Board

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR WARRANTS WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. IF THE MERGER IS NOT COMPLETED AND CAPITOL DOES NOT COMPLETE AN INITIAL BUSINESS COMBINATION PRIOR TO NOVEMBER 8, 2009, THEN THE WARRANTS WILL EXPIRE WORTHLESS.

SUMMARY OF THE MATERIAL TERMS OF THE MERGER

The following summary highlights some of the information regarding the proposals to be presented at Capitol’s Special Meetings of Stockholders and Warrantholders. It does not contain all of the information that you should consider before deciding how to vote on any of the proposals described herein. You should read carefully the more detailed information that will be set forth in the definitive proxy statement/prospectus that will be delivered to you, including the information set forth under the caption “Risk Factors,” in order to make a decision as to how to vote on each proposal. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the notice delivered herewith.

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In the prospectus included in the registration statement for Capitol’s IPO, Capitol undertook to consummate an initial business combination in which it acquired an operating business with a fair market value equal to at least 80% of the balance in Capitol’s trust account (excluding deferred underwriting discounts and commissions). If the operating business was affiliated with any of Capitol’s officers, directors and stockholders prior to the IPO (“Capitol Founders”), Capitol was required to have such transaction approved by its disinterested independent directors and obtain a fairness opinion from an independent investment banking firm that the transaction was fair to public stockholders from a financial point of view. These requirements were set forth in Capitol’s amended and restated certificate of incorporation. In the proposed merger, (i) Capitol will ultimately be acquired by Two Harbors, (ii) neither Two Harbors nor Merger Sub Corp. is an operating business, (iii) the fair market value of Two Harbors and Merger Sub Corp. on the date of the transaction is less than 80% of the balance of the trust account, (iv) the transaction will not be approved by disinterested independent directors (because there are no disinterested independent directors) and (v) Capitol will not be receiving a fairness opinion from an independent investment banking firm that the transaction is fair to public stockholders from a financial point of view. Accordingly, the proposed merger does not satisfy the requirements set forth in Capitol’s amended and restated certificate of incorporation. However, Capitol considered and analyzed numerous companies and acquisition opportunities in its search for an attractive business combination candidate, none of which were believed to be as attractive to public stockholders as the proposed merger. Accordingly, Capitol is proposing to amend the terms of its amended and restated certificate of incorporation to allow for the consummation of the proposed transaction.

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If the initial charter proposals are approved, stockholders will be asked to adopt the Merger Agreement and approve the business combination contemplated by the Merger Agreement. The parties to the Merger Agreement are Capitol, Two Harbors, Merger Sub Corp. and Pine River. Pursuant to the Merger Agreement, (i) Merger Sub Corp. will merge with and into Capitol with Capitol surviving the merger and becoming a wholly-owned subsidiary of Two Harbors and (ii) holders of Capitol securities at the time of the merger (other than holders of Public Shares (as defined below) exercising conversion rights) will become security holders of Two Harbors as described below.

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Two Harbors is a newly-formed Maryland corporation that will commence operations upon completion of the merger described in this proxy statement/prospectus. Two Harbors intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with Two Harbors’ taxable year ending December 31, 2009. Two Harbors generally will not be subject to U.S. federal income tax on its net taxable income to the extent that it annually distributes all of its net taxable income to stockholders and maintains its intended qualification as a REIT. Two Harbors also intends to operate its business in a manner that will permit it to maintain its exemption from registration under the 1940 Act. Upon consummation of the merger, Two Harbors will initially seek to invest in residential mortgage-backed securities (“RMBS”) for which a U.S. Government agency or a federally chartered corporation guarantees payments of principal and interest on the securities (“Agency RMBS”), RMBS that are not issued or guaranteed by a U.S. Government agency or federally chartered corporation (“non-Agency RMBS”) and assets other than RMBS. Two Harbors was formed solely to complete the business combination with Capitol and has no material assets or liabilities. Its only assets following the business combination will be the funds released to it from Capitol’s trust account upon consummation of the business combination and its stock of Capitol. Two Harbors will be externally managed and advised by PRCM Advisers LLC, a subsidiary of Pine River. Founded in 2002, Pine River is a global multi-strategy asset management firm, with approximately $1.1 billion in assets under management as of September 1, 2009, including $328 million in a private fund, Nisswa Fixed Income Master Fund Ltd. (“Nisswa Fixed Income Fund”), dedicated to investments in RMBS and related strategies. The term “assets under management” refers to the assets of the Pine River managed funds less the liabilities of these funds but excluding from liabilities any performance fees that have been accrued but not yet paid to Pine River. Pine River began managing RMBS investments on February 1, 2008.

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As a result of the merger, the holders of common stock and warrants of Capitol will receive like securities of Two Harbors, on a one-to-one basis, in exchange for their existing Capitol securities. Pine River will not be receiving any consideration, including any shares in Two Harbors, as a result of the transaction other than a percentage of the management fees PRCM Advisers LLC will be paid pursuant to the management agreement. The holders of Capitol’s common stock and warrants will be holders of the securities of Two Harbors after the merger in the same proportion as their current holdings in Capitol, except as (i) increased by (A) the cancellation of shares of common stock of Capitol by its founders immediately prior to the consummation of the merger, (B) conversion of shares of Capitol common stock sold in Capitol’s initial public offering (“Public Shares”) by any holder thereof exercising its conversion rights and (C) the purchase of Public Shares pursuant to arrangements that provide for Capitol to purchase such shares after the closing of the merger (as to be described in more detail in the definitive proxy statement/prospectus) and (ii) decreased by the issuance of shares of restricted stock to Two Harbors’ independent directors upon consummation of the transaction.

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The merger and the transactions contemplated by the Merger Agreement are not subject to any additional federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), except for filings with the State of Delaware necessary to effectuate the merger.

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Capitol has received an opinion from its counsel, Graubard Miller, and Two Harbors has received an opinion from its counsel, Clifford Chance US LLP, relating to the tax treatment of the proposed transaction to Capitol’s stockholders. Graubard Miller and Clifford Chance US LLP have consented to the use of their opinions in the definitive proxy statement/prospectus.

•	In connection with the merger, the Capitol Founders have agreed to have cancelled the 6,562,257 shares (“Founders’ Shares”) acquired by them prior to the IPO.

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Concurrent with the consummation of the merger, Two Harbors will enter into a management agreement with PRCM Advisers LLC pursuant to which PRCM Advisers LLC will provide the day-to-day management of Two Harbors’ operations. The management agreement requires PRCM Advisers LLC to manage Two Harbors’ business affairs in conformity with the policies and the investment guidelines that are approved and monitored by Two Harbors’ board of directors. The management agreement has an initial three-year term and will be renewed for one-year terms thereafter unless terminated by either Two Harbors or PRCM Advisers LLC. PRCM Advisers LLC is entitled to receive from Two Harbors a management fee, payable quarterly in arrears equal to 1.5% of Two Harbors’ stockholder equity (as defined in the management agreement). Two Harbors is also obligated to reimburse certain expenses incurred by PRCM Advisers LLC and its affiliates. PRCM Advisers LLC is further entitled to receive a termination fee from Two Harbors under certain circumstances.

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CLA Founders LLC, an entity affiliated with the Capitol Founders (“Sub-Manager”), has agreed to provide certain services to PRCM Advisers LLC upon consummation of the merger pursuant to a sub-management agreement. In exchange for such services, Sub-Manager will receive a sub-management fee of 20% of the management fee earned by PRCM Advisers LLC under its management agreement with Two Harbors with respect to the first $1 billion of Two Harbors’ stockholders’ equity and 10% of the management fee earned by PRCM Advisers LLC under the management agreement with respect to Two Harbors’ stockholders’ equity in excess of $1 billion. Unless terminated earlier, the sub-management agreement will terminate on the fifth anniversary of the merger, at which time PRCM Advisers LLC will pay the Sub-Manager a final payment equal to 7.7 times the annualized rate of the last quarterly payment to Sub-Manager, subject to certain adjustments. The sub-management agreement provides that, during its five-year term, if PRCM Advisers LLC or certain Pine River affiliates manage certain other public investment vehicles, including other REITs, PRCM Advisers LLC will negotiate in good faith to provide Sub-Manager the right to enter into a sub-management agreement on substantially the same terms as the sub-management agreement or an alternative arrangement reasonably acceptable to PRCM Advisers LLC and Sub-Manager.

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It is possible that the present holders of 30.0% or more of the Public Shares will vote against the merger and seek conversion of their Public Shares into cash in accordance with Capitol’s amended and restated certificate of incorporation. If such event were to occur, the merger could not be completed. To preclude such possibility Capitol, the Capitol Founders, Two Harbors and their respective affiliates may enter into arrangements to provide for the purchase of the Public Shares from holders thereof who indicate their intention to vote against the merger and seek conversion or otherwise wish to sell their Public Shares or other arrangements that would induce holders of Public Shares not to vote against the merger proposal. Definitive arrangements have not yet been determined.

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At the closing of the merger, the funds in Capitol’s trust account will be released to pay up to approximately $7.3 million in transaction fees and expenses and up to approximately $5.9 million in deferred underwriting discounts and commissions, as well as to pay any tax liabilities and reimbursement of expenses of the Capitol Founders if either are incurred prior to the closing of the merger (although it is not currently anticipated that either will be incurred in any material amount) and to make purchases of Public Shares, if any. The balance of the funds will be released to Two Harbors to pay Capitol stockholders who properly exercise their conversion rights and for working capital and general corporate purposes of Two Harbors and Capitol. The merger is conditioned on Capitol’s trust account containing no less than $100 million after the closing after taking into account all of the payments described above.

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After the merger, the directors of Two Harbors will be Brian C. Taylor, Thomas Siering, Stephen G. Kasnet, William W. Johnson and W. Reid Sanders, who are designees of Pine River, and Mark D. Ein and a designee of Capitol, who are each designees of Capitol. Messrs. Kasnet, Johnson, Sanders and Capitol’s designee will be considered independent directors under applicable regulatory rules. The officers of Two Harbors will be Thomas Siering, Steven Kuhn, William Roth, Jeffrey Stolt, Andrew Garcia and Timothy O’Brien.

•	In addition to voting on the initial charter proposals and the merger proposal, the stockholders of Capitol will vote on proposals to:

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approve the following differences between the charter of Two Harbors and Capitol’s amended and restated certificate of incorporation: (i) the name of the new public entity will be “Two Harbors Investment Corp.” as opposed to “Capitol Acquisition Corp.”; (ii) Two Harbors has 450,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock and may increase or decrease such amounts without stockholder approval, as opposed to Capitol having 75,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock and not being able to increase or decrease such amounts without stockholder approval; (iii) Two Harbors’ corporate existence is perpetual as opposed to Capitol’s corporate existence terminating on November 8, 2009; (iv) Two Harbors’ board of directors is not classified as opposed to

Capitol’s which is classified; (v) Two Harbors’ charter does not include the various provisions applicable only to specified purpose acquisition corporations that Capitol’s amended and restated certificate of incorporation contains; (vi) Two Harbors’ charter includes a provision that will assist Two Harbors in qualifying to be treated as a REIT commencing with Two Harbors’ taxable year ending December 31, 2009, which provision is not included in Capitol’s amended and restated certificate of incorporation; this provision prevents stockholders or other persons from transferring, acquiring or holding Two Harbors stock if, as a result, (a) Two Harbors’ stock will not be beneficially owned by 100 or more persons, (b) more than 50% of the value of the outstanding shares of stock will be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities), (c) any person will own more than 9.8% in value or in number of shares, whichever is more restrictive, of Two Harbors common stock, after applying certain attribution rules and subject to certain exceptions, or (d) any person will own more than 9.8% in value or in number of shares, whichever is more restrictive, of Two Harbors stock, after applying certain attribution rules and subject to certain exceptions; and (vii) Two Harbors’ charter includes a provision that provides that Two Harbors’ board of directors may revoke or otherwise terminate Two Harbors’ REIT election, without approval of Two Harbors’ stockholders, if it determines that it is no longer in Two Harbors’ best interests to continue to qualify as a REIT, which provision is not included in Capitol’s amended and restated certificate of incorporation. Under the Merger Agreement, the approval of the secondary charter proposals are not a condition to the consummation of the merger and the vote on such proposals will not impact whether the merger is consummated.

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adjourn the meeting, if necessary. It is possible for Capitol to obtain sufficient votes to approve the adjournment proposal but not receive sufficient votes to approve the initial charter proposals and merger proposal. In such a situation, Capitol could adjourn the meeting and attempt to solicit additional votes in favor of such proposals.

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Capitol is also seeking the approval from the holders of its warrants to (i) increase the exercise price of Capitol’s warrants from $7.50 per share to $11.00 per share, (ii) extend the expiration date of the warrants from November 7, 2012 to November 7, 2013 and (iii) limit a holder’s ability to exercise warrants to ensure that such holder’s Beneficial Ownership or Constructive Ownership as defined in Two Harbors’ charter does not exceed the restrictions contained in the charter limiting the ownership of shares of Two Harbors’ common stock. The approval of each of the warrant amendment proposals is a condition to the merger being consummated. The amendments will be effective immediately upon consummation of the merger. The Capitol Founders, as well as Pine River, have executed lockup agreements whereby such parties have agreed to vote in favor of the warrant amendment proposals at the special meeting.

Conversion Rights

Pursuant to Capitol’s amended and restated certificate of incorporation, a holder of Public Shares may, if the stockholder affirmatively votes against the merger proposal, demand that Capitol convert such shares into a pro rata portion of the trust account if the merger is consummated. If you exercise your conversion rights, then you will be exchanging your shares of Capitol common stock for cash and will no longer own shares of Capitol or be entitled to receive common stock of Two Harbors in connection with the merger. You will be entitled to receive cash for your Public Shares only if you vote against the merger proposal, properly demand conversion and deliver your Public Shares (either physically or electronically, at your option) to Capitol’s transfer agent prior to the special meeting of stockholders. You should read carefully the more detailed information that will be set forth in the definitive proxy statement/prospectus that will be delivered to you for a further description of the conversion rights and for the procedures to be followed if you wish to convert your shares into cash. Holders of Public Shares electing to exercise conversion rights will not be entitled to appraisal rights.

Appraisal Rights

In the event Two Harbors’ securities are not listed on a national securities exchange at the time the merger of Merger Sub Corp. and Capitol is consummated, appraisal rights will be available to all Capitol stockholders pursuant to Section 262 of the DGCL. Appraisal rights are not available to holders of Capitol warrants. If appraisal rights are available, holders of shares of Capitol common stock who do not vote in favor of the merger proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. If the common stock of Two Harbors is listed on a national securities exchange at the time the merger of Merger Sub Corp. and Capitol is consummated, Capitol stockholders will not be entitled to assert appraisal rights under Section 262.

Holders of Public Shares electing to exercise conversion rights will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this notice as Annex A. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights, if any, under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of common stock of Capitol as to which appraisal rights are asserted. A person having a beneficial interest in shares of common stock of Capitol held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights, if available.

In the event that appraisal rights are available, under Section 262, holders of shares of common stock of Capitol who do not vote in favor of the merger proposal and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger of Merger Sub Corp. and Capitol, together with a fair rate of interest, if any, as determined by the court.

Under Section 262, where a merger or consolidation agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. To the extent appraisal rights are available in connection with the merger of Merger Sub Corp. and Capitol, this proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached to this notice as Annex A. In the event appraisal rights are available in connection with the merger of Merger Sub Corp. and Capitol, any holder of common stock of Capitol who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex A carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Capitol believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand

If appraisal rights are available in connection with the merger of Merger Sub Corp. and Capitol, any holder of common stock of Capitol wishing to exercise appraisal rights must deliver to Capitol, before the vote on the merger proposal, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the merger agreement. A stockholder of Capitol wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger of Merger Sub Corp. and Capitol. The stockholder must not vote in favor of the merger proposal. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the merger proposal or abstain from voting on the adoption of the merger agreement. Neither voting against the adoption of the merger agreement nor abstaining from voting or failing to vote on the merger proposal will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the merger proposal. The demand must reasonably inform Capitol of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the merger proposal will constitute a waiver of appraisal rights.

If appraisal rights are available in connection with the merger of Merger Sub Corp. and Capitol, only a holder of record of shares of Capitol common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of common stock of Capitol should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger of Merger Sub Corp. and Capitol. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of common stock of Capitol held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to Capitol Acquisition Corp. at 509 7th Street, N.W., Washington, D.C. 20004, Attention Mark D. Ein.

Any holder of common stock of Capitol may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to Capitol as the surviving entity of the merger, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just.

Notice by the Surviving Corporation

If appraisal rights are available in connection with the merger of Merger Sub Corp. and Capitol, within 10 days after the effective time of the merger, Capitol, as the surviving corporation, must notify each holder of common stock of Capitol who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the merger proposal, that the merger has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger of Merger Sub Corp. and Capitol, but not thereafter, Capitol, as the surviving entity of the merger, or any holder of common stock of Capitol who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. Capitol, as the surviving entity is under no obligation to and has no present intention to file a petition, and holders should not assume that Capitol will file a petition. Accordingly, it is the obligation of the holders of common stock of Capitol to initiate all necessary action to perfect their appraisal rights in respect of shares of common stock of Capitol within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any holder of common stock of Capitol who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Capitol a statement setting forth the aggregate number of shares not voted in favor of the merger proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation.

If a petition for an appraisal is timely filed by a holder of shares of common stock of Capitol and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

Determination of Fair Value

After determining the holders of common stock of Capitol entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger of Merger Sub Corp. and Capitol, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to fair value under Section 262. Although Capitol believes that the exchange of Capitol common stock for Two Harbors common stock is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, this consideration. Neither Capitol nor Two Harbors anticipate offering more than the applicable shares of common stock of Two Harbors to any stockholder of Capitol exercising appraisal rights, and each of Capitol and Two Harbors reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of common stock of Capitol is less than the applicable shares of common stock of Two Harbors, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of common stock of Capitol have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of common stock of Capitol under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of common stock of Capitol will be deemed to have been converted at the effective time of the merger into the right to receive common stock of Two Harbors. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the common stock of Two Harbors in accordance with Section 262.

From and after the effective time of the merger of Merger Sub Corp. and Capitol, no dissenting stockholder shall have any rights of a stockholder of Capitol with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of common stock of Capitol, if any, payable to stockholders of Capitol of record as of a time prior to the effective time of the merger; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger, or subsequently with the written approval of the surviving company, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration in accordance with the terms of the merger agreement. Once a petition for appraisal is filed with the Delaware court, however, the appraisal proceeding may not be dismissed as to any stockholder of Capitol without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

Annex A

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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